

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 04-05

December 27, 2005

Mr. Guy Elliot
Finance Director
Rio Tinto plc & Rio Tinto Limited
6 St James's Square
London, SW1Y 4LD, England

> **Re: Rio Tinto plc & Rio Tinto Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2004**
> **Filed June 27, 2005**
> **File No. 1-10533 & 0-20122**

Dear Mr. Elliot:

   We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2004

1.   We note from page 62 of your Form 20-F that your Iranian operations entered into the pre-feasibility stage, and we note your February 28, 2005 response to comment two of our December 30, 2004 letter. We also note more recent public media accounts quoting Rio Tinto management stating that the company has found "significant" gold resources in Iran that may increase Iran's output fivefold and require Rio Tinto capital investment of $120 million. Your February 28, 2005 letter indicates that you had incurred approximately $15 million of expenditures associated with the Iranian mining activities from 2001 to 2004.

Tell us whether your operations in Iran have changed in nature or scope, and describe any such changes.

2.   We note the statement in your response to comment two of our December 30, 2004 letter that you are not directly subject to OFAC sanctions because you do not engage in oil and gas activities, and because your existing level of investment is low. Please update this response in light of your existing and anticipated operations, and further explain the reasons you do not believe you are subject to OFAC sanctions. It is unclear how the lack of oil and gas activities and the level of investment affect the applicability of OFAC sanctions. In this regard, please advise us whether any U.S. persons are employed in activities relating to your Iran operations. Also, please address the applicability of regulations administered by the U.S. Commerce Department's Bureau of Industry and Security that cover exports, re-exports, sanctions or asset controls applicable to Iran.

3.   Please update and quantify the approximate amount of assets, liabilities and any revenues associated with your Iranian operations, and discuss their materiality to you in light of Iran's status as a state sponsor of terrorism. Your response should address any regulatory compliance program you have and its significance to any exports or assets associated with your Iranian operations. Please also discuss whether the operations constitute a material investment risk to your security holders.

4.   Your materiality analysis should address materiality on a quantitative basis, as a percentage of your assets and liabilities, and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. In this regard, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by these actions. Specifically, you should discuss the materiality of your Iranian operations, and whether they present a material investment risk to your security holders, in light of the potential risk to your reputation and share value presented by your status as a company that has operations, and anticipates increased operations, in a country identified as a terrorist-sponsoring state, and without regard to whether U.S. sanctions regimes are applicable to you, or you are in compliance with any applicable sanctions regime.

Engineering Comments

General

5.   Disclose, for the last three years, the average price or unit sales revenue received for the following commodity types: iron ore, diamonds, coal, borates, potash, trona, bauxite, talc, salt/gypsum, and titanium oxide.

6.   State the three-year average price or the unit sales as per contract or sales agreement which is used to calculate proven and probable reserves for the following commodity types: iron ore, diamonds, coal, borates, potash, trona, bauxite, talc, salt/gypsum, and titanium oxide.

7.   State the proven and probable reserves for the following operations:
          Borates -   Operations in the Tincalayu, Sijes, and Porvenir locations
          Trona -   Owens Lake
          Potash -   Rio Colorado operations, if purchased or optioned.
          Titanium -   Disclose Richards Bay Minerals and QIT-fer et Titane
                               separately

          If these particular operations or others are not material or are in the process of closure and/or ownership transfer, make a statement to that effect and indicate the omission.

8.   Please provide the reserve estimates for the Owens Lake and Tincalayu operations. Provide the criteria used to demonstrate continuity as designated proven and probable reserves are established (i.e. distance from nearest composite). Also provide a table of the average drill hole spacing for proven and probable reserves for the mine.

9.   Describe the Owens Lake and Tincalayu operations is some detail. Include in this discussion the following: total tons mined and production, stripping ratio, equipment size and condition, fleet levels for major equipment (drills, shovels, trucks other, crushing-conveying), processing and refining operations. Also include major overhead, housing, transportation, water, power or other infrastructure support activities.

10.   Give a brief description of the procedures used to develop a cut-off grade estimate at Owens Lake and Tincalayu. Define all the operational costs, sales prices, and metallurgical recoveries used in this calculation. Explain how this calculation is applied to the mining operations and/or mine plan.

Closing Comments

          Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ken Schuler, Mining Engineer, at (202) 551-3705 with questions about engineering comments. Please contact Kevin Stertzel at (202) 551-3723 or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director